UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Grupo Iusacell, S.A. de C.V.

(Name of Subject Company)

Grupo Iusacell, S.A. de C.V.

(Name of Person(s) Filing Statement)

Series V Shares

American Depositary Shares (each representing 100 Series V Shares)

(Title of Classes of Securities)

40050B 20 9 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Russell A. Olson

Executive Vice President and Chief Financial Officer

Grupo Iusacell, S.A. de C.V.

Prolongación Paseo de la Reforma 1236

Colonia Santa Fe

Delegación Cuajimalpa

05348 Mexico, D.F.

Telephone: 5255 5109-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Lawrence Goodman

Jeffrey N. Ostrager

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

Telephone: (212) 696-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14d-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 14, 2003 (the “Schedule 14D-9”) by Grupo Iusacell, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico (the “Company”) relating to the offer by Movil Access, S.A. de C.V. (“Movil Access”), a sociedad anónima de capital variable organized and existing under the laws of Mexico and a wholly-owned subsidiary of Biper, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico, to purchase for cash (i) all of the outstanding Series V Shares held by persons who are not residents of Mexico at a price equal to the U.S. dollar equivalent of Ps. 0.05712180 per Series V Share and (ii) all of the outstanding ADSs at a price equal to the U.S. dollar equivalent of Ps. 5.712180 per ADS upon the terms and conditions of the U.S. Offer to Purchase, dated June 30, 2003 and the related ADS Letter of Transmittal, which were filed as exhibits to the Tender Offer Statement on Schedule TO filed by Movil Access with the SEC on June 30, 2003.

The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of the section entitled “Background of the Transaction”:

On July 14, 2003, the Verizon Shareholders and Vodafone notified the Company that they received an invitation from UBS Securities LLC (“UBS”) to engage in discussions regarding a possible transaction involving the Company and that they have determined not to engage in discussions with UBS.

Item 9.    Exhibits

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit thereto:

Exhibit No.

(a)(3)	Press Release, dated July 15, 2003

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

GRUPO IUSACELL, S.A. DE C.V.

By:	/S/ CARLOS ESPINAL G.

Name: Carlos Espinal G.
Title: Chief Executive Officer

By:	/S/ RUSSELL A. OLSON

Name: Russell A. Olson
Title: Executive Vice President and Chief Financial Officer

Date:    July 15, 2003

EXHIBIT INDEX

Exhibit No.

(a)(1)	Press Release, dated June 13, 2003 (incorporated herein by reference to Exhibit 99.1 of the Schedule 14D-9 filed by the Company with the SEC on June 16, 2003)

(a)(2)*	Letter to Shareholders, dated July 14, 2003

(a)(3)**	Press Release, dated July 15, 2003

(e)(1)	Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 6 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(2)	Escrow Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, as escrow agent (incorporated herein by reference to Exhibit 7 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(3)	Shareholders Agreement, dated as of March 30, 2001 by and among Grupo Iusacell, S.A. de C.V., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 2(a) of the Annual Report on Form 20-F for fiscal year 2000 (File No. 001-14938) of Grupo Iusacell, S.A. de C.V.)

(e)(4)*+	Confidentiality Agreement, dated as of June 16, 2003 by and among Grupo Iusacell, S.A. de C.V., Movil Access, S.A. de C.V., Biper, S.A. de C.V., TV Azteca, S.A. de C.V., Elektra, S.A. de C.V., and Unefon, S.A. de C.V.

(e)(5)*	Form of Verizon Retention Agreement (Foreign)

(e)(6)*	Form of Verizon Retention Agreement (Local)

* Previously filed.

** Filed herewith.

+ Exhibit originally in the Spanish language. Pursuant to Rule 306 of Regulation S-T, an English translation was previously provided.